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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 13E-4/A
                                (FINAL AMENDMENT)

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        THE PEP BOYS - MANNY, MOE & JACK
                                (NAME OF ISSUER)

                        THE PEP BOYS - MANNY, MOE & JACK
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    713278109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MITCHELL G. LEIBOVITZ
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        THE PEP BOYS - MANNY, MOE & JACK
                           3111 WEST ALLEGHENY AVENUE
                        PHILADELPHIA, PENNSYLVANIA 19132
                                 (215) 229-9000
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                     OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies To:

                             DANIEL D. RUBINO, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                                 (212) 728-8000

                                DECEMBER 23, 1998
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

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                            CALCULATION OF FILING FEE

    ------------------------------------------------------------------------
    ------------------------------------------------------------------------
              TRANSACTION                                  AMOUNT OF
               VALUATION*                                 FILING FEE
    ------------------------------------------------------------------------

             $160,000,000                                   $32,000
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

         * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,000,000 shares of Common Stock at the maximum tender offer price per share of $16.00.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $32,000

     Form or Registration No. : Schedule 13E-4

     Filing Party:  The Pep Boys - Manny, Moe & Jack

     Date Filed:  December 23, 1998





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         This Amendment No. 3 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated December 23, 1998 filed by The Pep Boys - Manny, Moe & Jack, a Pennsylvania corporation (the "Company"), relating to the offer by the Company to purchase 10,000,000 shares (or such lesser number of shares as are validly tendered and not properly withdrawn) of its common stock, par value $1.00 per share ("Common Stock") (shares of Common Stock, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of December 5, 1997, between the Company and First Union National Bank, as Rights Agent, are hereinafter referred to as "Shares"), 63,825,110 of which Shares were outstanding as of December 22, 1998, at a price not greater than $16.00 nor less than $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer", copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

ITEM 8. ADDITIONAL INFORMATION.

         Item 8(e) is amended by adding the following paragraphs:

         Pursuant to the Offer, the Company accepted for payment 11,276,698 Shares at $16.00 per Share, which is the Purchase Price for the Offer. The Offer was oversubscribed, with 11,942,456 Shares validly tendered and not properly withdrawn at or below the Purchase Price. The Company exercised its option to purchase an additional 2%, or 1,276,698, of its outstanding Shares. The final proration factor for the Offer is 97.3149%, which does not apply to Odd Lots. Approximately 355,000 Shares conditionally tendered pursuant to Section 6 were not accepted for payment because the condition was not satisfied. Following the purchase of Shares tendered, the Company will have approximately 52,549,000 Shares outstanding.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(13)     Form of Press Release issued by the Company, dated February 1, 1999



                                       3
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

                                          THE PEP BOYS - MANNY, MOE & JACK


                                          By: /s/ Michael J. Holden
                                              ---------------------------------
                                              Michael J. Holden
                                              Executive Vice President and
                                              Chief Financial Officer

Dated: February 2, 1999








                                       4
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                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

(a)(13)     Form of Press Release issued by the Company, dated February 1, 1999.






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                                                                Exhibit (a)(13)

[PEP BOYS LOGO]
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Press Release                                    New York Stock Exchange "PBY"
                                                 For Immediate Release
--------------------------------------------------------------------------------
                                                              February 1, 1999

              PEP BOYS ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

The Pep Boys - Manny, Moe & Jack (NYSE: "PBY") announced today the final results of its "Dutch Auction" issuer tender offer. Since 11,942,456 shares of common stock were validly tendered and not properly withdrawn, the offer was oversubscribed. Therefore, shares tendered will be pro-rated, except for "odd lots" (or holdings of fewer than 100 shares), which will be purchased in full. The final pro-ration factor is 97.3149%, as determined by American Stock Transfer & Trust Company, the Depositary for the tender offer.

The Company exercised its option to purchase an additional 2%, or 1,276,502, of its outstanding shares. As a result, and in accordance with its January 26, 1999 release of preliminary results, the company accepted for purchase 11,276,502 shares at a price of $16.00 per share.

Pep Boys commenced the tender offer on December 23, 1998, at which time it announced its intention to purchase up to 10,000,000 shares of its common stock at a purchase price not greater than $16.00 nor less than $13.50 per share. The tender offer expired at 12:00 Midnight, New York City time, on January 25, 1999.

Prior to the tender offer, Pep Boys had 63,825,110 shares of common stock outstanding. Following the purchase of shares tendered, Pep Boys will have approximately 52,549,000 shares of common stock outstanding.

Payment for shares accepted, and the return of all other shares tendered, will be made promptly.


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Contact: Nancy R. Kyle, Director of Investor Relations        [Pep Boys logo
3111 West Allegheny Avenue, Philadelphia, PA 19132             with caricatures]
Phone: 215-430-9720   Fax: 215-223-5267
E-mail address: Nancy_Kyle@pepboys.com
Internet: http://www.pepboys.com